BB 3/8

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SECUR 05037441 SION

RECEIVED FEB 2 8 2005 SEC MAIL PROCESSING SECTION 213 WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L. O. Thomas & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2106 New Road, Suite A-6
(No. and Street)

Linwood, New Jersey 08221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W Risley, JR (609) 927-4044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregg M Heininger CPA
(Name – *if individual, state last, first, middle name*)

516 E. Eighth Street, Ocean City, NJ 08226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Risley JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L. O. Thomas & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone (609) 398-8149
Fax (609) 398-8513
E-Mail CPAGMH2@JUNO.COM

MARMORA OFFICE
16 ROOSEVELT BLVD
MARMORA, NEW JERSEY 08223
(609) 390-8400

GREGG M. HEININGER

CERTIFIED PUBLIC ACCOUNTANT

8TH STREET & WESLEY AVENUE
516 E. 8TH STREET
OCEAN CITY, NEW JERSEY 08226

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
L. O. Thomas & Co., Inc.

We have audited the accompanying Statement of Financial Condition of L. O. Thomas & Co., Inc. (An S Corporation) as of December 31, 2004, and the related statements of Income, Cash Flows and Changes in Stockholder's Equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. O. Thomas & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The Computation for Net Capital Pursuant to SEC Rule 15c3-3 on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregg M. Heininger CPA
Ocean City, New Jersey

February 24, 2005

L. O. Thomas & Co., Inc.
Statement of Financial Condition
December 31, 2004

ASSETS

Current Assets	
Cash	$ 11,278
Commissions Receivable	10,487
Prepaid Expenses	250
Total Current Assets	22,015
Furniture, Fixtures and Equipment,	
less accumulated depreciation of $19,268	891
Other Assets	
Security Deposit	1,775
	$ 24,681

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Commissions Payable	7,162
Accounts Payable	3,625
Payroll Taxes Payable	2,460
State Corporate Taxes Payable	1,566
Total Current Liabilities	14,813
Stockholder's Equity	
Common Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	30,000
Additional Paid in Capital	5,922
Retained Earnings	(26,054)
Total Stockholder's Equity	9,868
	$ 24,681

The accompanying notes are an integral part of the financial statements.

L. O. Thomas & Co., Inc.
Statement of Income
For the Year Ended December 31, 2004

Revenue from Commissions	$ 791,560
General and Administrative Expenses	
Advertising	1,696
Auto and Travel	3,819
Bank Charges	181
Commission Expense	540,962
Contributions	940
Depreciation	2,356
Dues and Assessments	12,428
Insurance	3,718
Interest	31
Licenses and Permits	998
Meals and Entertainment	895
Office Expenses	15,207
Payroll Taxes	3,847
Professional Fees	12,719
Quote Service	1,707
Rent	21,325
Repairs and Maintenance	3,278
State Income Tax	2,116
Telephone	7,584
Utilities	1,955
Wages - Officer	12,000
Wages - Other	29,918
Total General and Administrative	679,680
Income From Operations	111,880
Other Income and Expenses	
Interest Income	64
Total Other Income and Expenses	64
Net Income	$ 111,944

The accompanying notes are an integral part of the financial statements.

L. O. Thomas & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows From Operating Activities	
Net income	$ 111,944
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,356
(Increase) decrease in:	
Commissions receivable	7,784
Increase (decrease) in:	
Commissions payable	(7,737)
Accounts payable	1,550
Payroll taxes payable	185
State corporate taxes payable	1,016
Net cash provided by operating activities	117,098
Cash Flows from Investing Activities	
Acquisition of equipment	(1,977)
Net cash used in investing activities	(1,977)
Cash Flows From Financing Activities	
Distributions to shareholder	(117,135)
Net cash used in financing activities	(117,135)
Net decrease in cash	(2,014)
Cash at beginning of year	13,292
Cash at end of year	$ 11,278

The accompanying notes are an integral part of the financial statements.

L. O. Thomas & Co., Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2004

Common Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 30,000	
Additional Paid in Capital	5,922	$ 35,922
Retained Earnings:		
Retained Earnings, Beginning of Year	(20,863)	
Net Income	111,944	
Less: Distributions	$ (117,135)	
Retained Earnings, End of Year		(26,054)
Ownership Equity, End of Year		$ 9,868

The accompanying notes are an integral part of the financial statement.

NOTE A - ACCOUNTING POLICIES

Nature of Operations

L. O. Thomas & Co., Inc. is an introducing broker-dealer operating one office located in Linwood, New Jersey. The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and individuals.

The Company is exempt from NASD rule 15c3-3 because they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, contingent assets and liabilities and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected S corporation status for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholder(s) of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. State corporate tax represents the minimum tax due for New Jersey corporations.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company's net capital exceeded the minimum capital requirement on December 31, 2004 by $5,342.

Depreciation

The Company's furniture, fixtures and equipment are depreciated using primarily the modified accelarated cost recovery system over estimated useful lives of 5 to 7 years.

NOTE B - CONCENTRATION OF RISK

The Company performs brokerage services for clients primarily located in the central-eastern portion of the United States. Management believes that the risk of concentration is minimal due to the fact that it has a broad-based clientele of both business and individuals. The loss of any significant client would not have a major impact on the Company's financial condition.

NOTE C - ANNUAL NASD AND SIPC FEES

We have examined the combined invoice for annual NASD and SIPC fees for L. O. Thomas & Co., Inc. for the twelve months ended December 31, 2004. It appears the aforementioned is complete and accurate, and all assessments due the SIPC have been paid.

Supplementary Information

L. O. Thomas & Co., Inc.
Computation for Net Capital
Pursuant to Rule 15c3-1
December 31, 2004

Total Ownership Equity	$ 9,868
Less: Non-allowable Assets	(2,916)
Total Allowable Assets	6,952
Less: Proprietary Security Position	(129)
Net Capital	$ 6,823

No material differences exist between the broker-dealer's unaudited filing of Part IIA of the FOCUS report and the above net capital computation.

Phone (609) 398-8149
Fax (609) 398-8513
E-Mail CPAGMH2@JUNO.COM

MARMORA OFFICE
16 ROOSEVELT BLVD
MARMORA, NEW JERSEY 08223
(609) 390-8400

GREGG M. HEININGER

CERTIFIED PUBLIC ACCOUNTANT

8TH STREET & WESLEY AVENUE
516 E. 8TH STREET
OCEAN CITY, NEW JERSEY 08226

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

L. O. Thomas & Co., Inc.
Linwood, New Jersey

In planning and performing our audit of the financial statements and supplemental information of L. O. Thomas & Co., Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of L. O. Thomas & Co., Inc. for the year ended December 31, 2004 and this report does not effect our report thereon dated February 24, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gregg M. Heininger CPA
Ocean City, New Jersey
February 24, 2005